UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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April 12, 2007

CPFL Energia announces acquisition of CMS Energy Brasil S.A.

São Paulo, April 12, 2007 – CPFL Energia announces to the market that on this day signed a purchase agreement for the direct acquisition of the CMS Energy Brasil S.A.(CMS).

A CMS is a holding that act through your subsidiaries in the segments of distribution, generation, commercialization and specialized customer services of electric energy.

The distribution segment through the performing of 4 distribution companies – Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia, Companhia Jaguari de Energia e Companhia Luz e Força Mococa – that together distribute energy for about 180 thousand customers, in 15 cities in the State of São Paulo and 3 cities in the State of Minas Gerais.

The energy sold in 2006 by CMS was 1,243 GWh, that resulted in a net revenue of R$ 294 million, EBITDA of R$ 73 million and net income of R$ 35 million.

The acquisition, which value is US$ 211 million (equivalent R$ 429 million), is aligned with CPFL Energia consolidation strategy, taking advantages of add value, in segments of distribution, generation and commercialization of electric energy. The distribution segment stands out for synergy gains added to continuous operational improvement allowing higher returns to the group The operation has yet to be submitted for approval by the appropriate regulatory board.

Investors Relations
Tel.: 55 19 3756-6083
Fax: 55 19 3756-6089
E-mail: ri@cpfl.com.br
Site: http://ri.cpfl.com.br

A CPFL Energia é o maior grupo privado do setor elétrico brasileiro, atuando nos segmentos de distribuição, comercialização e geração de energia elétrica. A CPFL é a única empresa privada do setor elétrico brasileiro que negocia suas ações simultaneamente no Novo Mercado – Bovespa e na Bolsa de Nova Iorque, com ADR’s nível III. A estratégia da empresa está focada em sua eficiência operacional, no crescimento sinérgico de seus negócios, com disciplina financeira e práticas de sustentabilidade, responsabilidade social e governança corporativa diferenciada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.